                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR


For Period Ended:     December 31, 2000
                  -------------------------------------------------------------


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------


PART I - Registrant Information

--------------------------------------------------------------------------------

Full name of registrant    Hecla Mining Company
                        --------------------------------------------------------

Former name if applicable
                          ------------------------------------------------------

Address of principal executive office

                           6500 Mineral Drive
--------------------------------------------------------------------------------

City, State and Zip Code   Coeur d'Alene, Idaho  83815-8788
                         -------------------------------------------------------

PART II - Rules 12b-25 (b) and (c)

--------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - Narrative

--------------------------------------------------------------------------------

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.


      Hecla Mining Company's annual report on Form 10-K for the period ended December 31, 2000, pursuant to Section 15(d) of the Securities Exchange Act of 1934, cannot be filed by the required deadline of 90 days following the Company's fiscal year end, due to the lack of a completed audit report from the Company's external auditor. The Company's external auditor has not completed its review in order to issue its audit opinion on the Company's financial statements due to the impact on the audit opinion and the financial statements of a number of events transpiring during the first quarter of 2001, including a failed sale of Hecla's industrial minerals subsidiary K-T Clay in January 2001, a completed sale of K-T Clay that took place on March 27, 2001, and the repayment of the Company's $55.0 million term loan facility on March 27, 2001. Final analysis and evaluation of the above described events is currently being performed by the Company's external auditors and the Company will file its Form 10-K upon finalization of the audit opinion and the financial statements by the Company's external auditor.

PART IV - Other Information

--------------------------------------------------------------------------------

     (1) Name and telephone number of person to contact in regard to this notification

   Lewis E. Walde                  (208)           769-4109
--------------------------------------------------------------------------------
      (Name)                     (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             [X] Yes  [ ] No

     If  so:   attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


      As reported in the Company's press release dated March 6, 2001, Hecla recorded a loss applicable to common shareholders of $92.0 million, or $1.38 per common share, in 2000 compared to a loss applicable to common shareholders of $48.0 million, or $0.77 per common share, during 1999. The significant increase in loss applicable to common shareholders between 2000 and 1999 is due to a variety of factors, including; adjustments to the carrying value of mining properties of $40.2 million in 2000 compared with an asset write-down totaling $0.2 million during 1999, increased cost of sales of $8.7 million due to increased production of gold, silver, lead, and zinc, increased interest costs of $3.5 million due to increased borrowings and higher interest rates and fees, and decreased income from the Company's discontinued industrial minerals segment of $3.3 million. These factors were partly offset by decreased provisions for environmental matters of $10.1 million in the 2000 period as compared to the 1999 period.

--------------------------------------------------------------------------------

                         HECLA MINING COMPANY
--------------------------------------------------------------------------------
          (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   April 2, 2001             By   /s/ Lewis E. Walde
     ------------------------    --------------------------------
                                     Lewis E. Walde
                                     Corporate Controller
                                     (Chief Accounting Officer)

                                                          Rule 12b-25(c) Exhibit



[PricewaterhouseCoopers Logo]

                                           601 West Riverside Avenue, Suite 1600
                                                          Spokane, WA 99201-0640
                                                       Telephone  (509) 455-9300
                                                       Facsimile  (509) 625-1346




March 29, 2001




Mr. Mike White
Hecla Mining Company
6500 Mineral Drive
Coeur d'Alene, ID 83814-8788

Dear Mr. White:

We are unable to complete the audit of the Hecla Mining Company (the Company) consolidated financial statements for inclusion in the Company's 2000 Annual Report on Form 10-K prior to the March 31, 2001 filing due date. Due to the timing of certain significant 2001 transactions which affect the audited financial statements for the year ended December 31, 2000, the related required audit work can not be completed prior to March 31, 2001. The audit will be completed prior to April 15, 2001.

Sincerely,

  /s/ PricewaterhouseCoopers LLP
--------------------------------